

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

William R. McCamey
Chief Financial Officer
Atlanticus Holdings Corporation
Five Concourse Parkway,
Suite 300
Atlanta, Georgia 30328

   Re: Atlanticus Holdings Corporation
     Form 10-Q for the Quarterly Period ended September 30, 2020
     Filed on November 13, 2020
     File No. 000-53717

Dear Mr. McCamey:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Finance